Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 15, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that as of the date first written above, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has received notice from Banco Central de la República Argentina regarding Resolution No. 280 authorizing Mrs. María Elena Casasnovas and Mr. Juan Carlos L´Afflitto to act as Regular Directors of Banco Galicia pursuant to the resolution approved at the Shareholders´ Meeting held on April 26, 2016.

Mrs. Maria Elena Casasnovas and Mr. Juan Carlos L´Afflitto have already accepted the positions ad referendum of Banco Central de la República Argentina’s authorization. Therefore, both individuals automatically assume the position for which they were appointed.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.